www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

August 20, 2010
VIA EDGAR
Ms. Vanessa Robertson
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Eli Lilly and Company File Number 001-06351
Dear Ms. Robertson:
Confirming your voicemail on August 19, 2010 granting our requested extension, we will provide you with our response by August 27, 2010.

Sincerely, ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Vice President, Finance and
Chief Accounting Officer